Exhibit 99.2
Management’s Discussion and Analysis
(Tabular dollar amounts are shown in thousands of US dollars, except where noted)
Years ended December 31, 2008 and 2007
This Management’s Discussion and Analysis is dated March 6, 2009 and should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended December 31, 2008. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). We use the United States dollar as our reporting currency. Except where otherwise noted, all dollar amounts are stated in United States dollars.
Canadian GAAP differs in some respects from accounting principles generally accepted in the United States (US GAAP). Significant differences between Canadian GAAP and US GAAP are described in note 19 to our consolidated financial statements.
At March 6, 2009 we had 92,039,492 common shares issued and outstanding and stock options exercisable for 2,772,736 additional common shares.
Additional information relating to Methanex, including our Annual Information Form, is available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.
OVERVIEW
Methanol is a liquid chemical commodity that is predominantly produced from natural gas and is also produced from coal, particularly in China. Approximately 70% of all methanol is used to produce formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. The remainder of methanol demand comes from the energy sector. There are growing markets for using methanol in energy applications such as dimethyl ether (DME), direct blending into gasoline and biodiesel. Methanol is also used to produce methyl tertiary butyl ether (MTBE), a gasoline component.
We are the world’s largest supplier of methanol with total annual production capacity of 7.2 million tonnes from our production hubs in Chile, Trinidad and New Zealand. We also have a 60% interest in a 1.3 million tonne methanol project in Egypt, scheduled for start up in early 2010. Our production hubs in Chile and Trinidad represent 5.8 million tonnes of this annual production capacity. Our New Zealand production facilities represent 1.4 million tonnes of this annual production capacity and provide us with flexible production that is primarily dependent on the availability of economically priced natural gas feedstock. In addition to the methanol we produce, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility and certainty in managing our supply chain while continuing to meet customer needs and support our marketing efforts.
Global demand for methanol in 2008 is estimated at 40 million tonnes. However, the global methanol industry, similar to other industries, was significantly impacted by the global financial crisis and weak economic environment during the fourth quarter of 2008. For the first three quarters of 2008, global demand remained healthy and was underpinned by high energy prices and strong industrial production growth, particularly in China. During the fourth quarter of 2008, the global financial crisis and weak economic environment led to a major reduction in global demand for most traditional methanol derivatives. While there has been some softness in methanol demand into DME, overall demand into energy related derivatives, including MTBE, remained relatively stable. We estimate that global methanol demand declined by about 15% in the fourth quarter compared to the third quarter and we estimate that current global demand is approximately 35 million tonnes measured on an annualized basis. There was also a significant amount of shut downs of high cost capacity, particularly in China, where we estimate about 6 million tonnes of annualized methanol production in China shut down during the fourth quarter of 2008 and into 2009 as a result of this declining methanol price environment, and net imports into China increased by approximately 3 million tonnes measured on an annualized basis.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 09

Methanol is a global chemical commodity and our earnings and cash flows are significantly affected by fluctuations in the methanol price, which is directly impacted by the balance of methanol supply and demand. Methanol demand is heavily influenced by industrial production levels, energy prices and other factors and we believe that methanol demand should improve when the macro economic environment improves.
In this uncertain global economic environment, we are carefully managing our operating and capital costs. We have recently embarked on a broad corporate costs savings plan that includes reducing our operating costs and cancelling or postponing almost all discretionary capital spending. Our priorities for allocating our capital are to complete the new methanol project in Egypt and continue to support the acceleration of natural gas development in Chile – refer to the Production Summary – Chile section on page 15 for more information. Our goal is to emerge from this period of economic uncertainty a stronger company with more methanol production and cash generation capability.
We believe we are well positioned to endure this period of economic uncertainty. We have a strong balance sheet. At December 31, 2008, we had a cash balance of $328 million, no re-financing requirements until 2012, financing in place to complete the methanol project in Egypt, and an undrawn $250 million credit facility provided by highly rated financial institutions that expires in mid-2010.
We believe our competitively positioned assets and supply chain infrastructure and our strong financial position, provide a sound basis for us to meet our financial commitments in this time of economic uncertainty and continue to invest to grow our business.
OUR STRATEGY
Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to our customers. The key elements of our strategy are global leadership, value creation, and operational excellence.
Global Leadership
We are the leading supplier of methanol to the major international markets of North America, Asia Pacific, Europe, and Latin America. Our sales volumes in 2008 represented approximately 15% of total global methanol sales. Our leadership position has enabled us to play an important role in the industry including the publication of Methanex reference prices in each major market which most of our customer contracts use as the basis for pricing.
The strategic location of our Chile, Trinidad and New Zealand production sites allows us to deliver methanol cost-effectively to our customers in all major global markets while our investments in global distribution and in supply infrastructure enable us to enhance value to customers by providing reliable and secure supply. Although we have experienced significantly reduced production from our assets in Chile since mid-2007 (refer to the Production Summary – Chile section on page 15), we have continued to meet our commitments to customers. We have achieved this by increasing the level of purchased methanol through a combination of methanol offtake contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply infrastructure which allows us to purchase methanol in the most cost effective region while still maintaining overall security of supply. We also increased production capacity from our flexible assets in New Zealand by approximately 400,000 tonnes in 2008.
Over the past few years we have continued to invest and develop our presence in the Asia Pacific region. We have added additional storage capacity in Zhangjiagang, China and expanded our offices in Shanghai and Hong Kong in order to enhance our customer service and industry positioning in this region. This enables us to participate in and improve our knowledge of the rapidly evolving and high growth methanol market in China and other Asian countries. Our strengthening presence in Asia has also helped to identify several opportunities to develop applications for methanol in the energy sector. We also opened an office in Dubai, UAE in 2007 to enhance our corporate presence and capitalize on future opportunities in the Middle East.
10 METHANEX Annual Report 2008 Management’s Discussion and Analysis

We continue to make progress in sponsoring methanol demand growth into emerging energy applications. In 2007, we invested in a 20% interest in a 200,000 tonne per year DME facility in China with the ENN Group, and we are the exclusive methanol supplier to this facility. We have also entered into a joint venture agreement to develop a similar DME facility in Egypt. The joint venture will include Methanex and the ENN Group as minority interests, with the government-owned Egyptian Petrochemicals Holding Company (EChem) holding the majority interest. EChem is also a partner in our new methanol project in Egypt.
Value Creation
Maintaining a competitive cost structure is an important element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to all business decisions is guided by our drive to maintain and enhance our competitive cost structure, expand margins and return value to shareholders. The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.
Natural gas is the primary feedstock at our methanol production facilities. An important element of our strategy is to ensure long-term security of natural gas supply. Our production facilities in Chile represent 3.8 million tonnes of annual production capacity, and we have historically sourced our natural gas feedstock from suppliers in Argentina and Chile.
Since June 2007, our natural gas suppliers in Argentina have curtailed all natural gas supply to our plants in Chile in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports. Since that time we have been operating these facilities at significantly reduced rates. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina. We believe the solution to this issue is to source all our natural gas requirements from suppliers in Chile. We have actively pursued investment opportunities to accelerate natural gas exploration and development in areas of southern Chile that are relatively close to our production facilities. We have made investments with our two natural gas suppliers in Chile, Empresa Nacional del Petroleo (ENAP) and GeoPark Chile Limited (GeoPark) and are pursuing other investment opportunities resulting from an international bidding round by the government of Chile in which they assigned natural gas exploration areas in southern Chile (refer to the Production Summary – Chile section on page 15 for more information).
Our production facilities in Trinidad represent 1.9 million tonnes per year of competitive cost production capacity. These facilities are underpinned by long-term take-or-pay natural gas purchase agreements where the gas price varies with methanol prices. During 2008, we had excellent operating performance at these facilities and produced above original nameplate capacity.
We have positioned our facilities in New Zealand as flexible production assets. During 2008, we added approximately 400,000 tonnes of incremental annual capacity by restarting one of our 900,000 tonne per year facilities at our Motunui site and idling our smaller scale 530,000 tonne per year Waitara Valley facility in New Zealand. We have the flexibility to operate the Motunui plant or the Waitara Valley plant or both depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms.
We are currently constructing a 1.3 million tonne per year methanol facility in Egypt located in Damietta on the Mediterranean Sea. In 2007, we completed the financing for the project and began construction. By the end of 2008, the project was approximately 70% complete and is on budget and on schedule to start up in early 2010. We are developing the project with partners in which we have a 60% interest and marketing rights for 100% of the production. We believe this methanol facility will further enhance our competitive positioning with its low cost structure and excellent location to supply the European market.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 11

The cost to distribute methanol from our production facilities to our customers is also a significant component of our operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to reduce these costs. We seek to maximize the use of our shipping fleet to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.
We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. Our balance sheet is strong with a cash balance of $328 million at year end, no re-financing requirements until 2012, an undrawn $250 million credit facility provided by highly rated financial institutions that expires in mid-2010, and financing in place to complete the construction of the methanol facility in Egypt. We believe we are well positioned to meet our financial commitments in this time of economic uncertainty and continue to invest to grow our business.
Operational Excellence
We maintain a focus on operational excellence in all aspects of our business. This includes excellence in our manufacturing and distribution processes, human resources, corporate governance practices and financial management.
To differentiate ourselves from our competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to our customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. In part due to our commitment to Responsible Care, a risk minimization approach developed by the Canadian Chemical Producers’ Association, we believe we have reduced the likelihood of unplanned shutdowns and lost-time incidents and have achieved an excellent overall environmental and safety record.
Product Stewardship is a vital component of our Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to our employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental (HSE) initiatives, and work with industry colleagues to improve safety standards, and regulatory compliance. We readily share our technical and safety expertise with key stakeholders including customers, end-users, suppliers, logistics providers and industry associations in the methanol and methanol applications marketplace through active participation in local and international industry seminars and conferences, and online education initiatives.
As a natural extension of our Responsible Care ethic, we have a Social Responsibility policy that aligns our corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy.
12 METHANEX Annual Report 2008 Management’s Discussion and Analysis

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to the Supplemental Non-GAAP Measures section on page 40 for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities (Methanex-produced methanol), we also purchase and re-sell methanol produced by others (purchased methanol) and sell methanol on a commission basis. In analyzing the changes in Adjusted EBITDA, we separately analyze the results of Methanex-produced methanol sales from purchased methanol sales as the margin characteristics of each are very different.
Methanex-Produced Methanol
The level of Adjusted EBITDA is highly dependent on the margin earned from Methanex-produced methanol. Sales volumes of Methanex-produced methanol depend on the amount of production from these methanol facilities, which in turn is based on how well the plants operate, the timing of scheduled maintenance and other factors. Our analysis of Adjusted EBITDA separately discusses the impact of changes in average realized price, sales volumes and cash costs for our Methanex-produced methanol.
The price, cash cost and volume variances included in Adjusted EBITDA analysis for Methanex-produced methanol are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of Methanex-produced methanol multiplied by the current period sales volume of Methanex-produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of Methanex-produced methanol. Accordingly, the selling price of Methanex-produced methanol will differ from the selling price of purchased methanol.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the sales volume of Methanex-produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in consolidated selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of Methanex-produced methanol.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volumes is calculated as the difference from period to period in the sales volumes of Methanex-produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of Methanex-produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne (excluding Argentina natural gas export duties per tonne).
Purchased Methanol
Sales of purchased methanol represent a lower proportion of Adjusted EBITDA because the cost of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on Adjusted EBITDA is discussed on a net margin basis.
Commission Sales
We also sell methanol on a commission basis. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility in Trinidad that we do not own.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 13

FINANCIAL HIGHLIGHTS

($ millions, except where noted)	2008	2007
Sales volumes (thousands of tonnes):
Methanex-produced methanol	3,363	4,569
Purchased methanol	2,074	1,453
Commission sales[1]	617	590

	6,054	6,612
Methanex average non-discounted posted price ($ per tonne)[2]	526	451
Average realized price ($ per tonne)[3]	424	375
Revenue	2,314	2,266
Adjusted EBITDA[4]	334	652
Net income	172	376
Basic net income per share	1.82	3.69
Diluted net income per share	1.82	3.68
Cash flows from operating activities	325	527
Cash flows from operating activities before changes in non-cash working capital[4]	243	494
Common share information (millions of shares):
Weighted average number of common shares outstanding	95	102
Diluted weighted average number of common shares outstanding	95	102
Number of common shares outstanding	92	98

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available on our website at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commission income, divided by total sales volumes of produced and purchased methanol.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 40 for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.
PRODUCTION SUMMARY
The following table details the annual production capacity and actual production for our facilities that operated in 2008 and 2007:

	Annual
(thousands of tonnes)	Production Capacity[1]	2008	2007
Chile I, II, III and IV (Chile)	3,840	1,088	1,841
Atlas (Trinidad) (63.1% interest)	1,073	1,134	982
Titan (Trinidad)	850	871	861
New Zealand[2]	1,430	570	435

	7,193	3,663	4,119

[1]	The annual production capacities for our Trinidad plants are stated at original nameplate capacity. These facilities operated above original nameplate capacity in 2008 as a result of efficiencies gained through improvements and experience at these plants. The annual production capacity for our facilities in Chile and New Zealand may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]	In early October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we idled our 530,000 tonne per year Waitara Valley facility. We have the flexibility to operate the Motunui plant or the Waitara Valley plant or both depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms and accordingly, we have included both of these facilities in the production capacity for New Zealand. We have excluded the second Motunui facility from production capacity in New Zealand as we currently do not intend to restart this facility.
14 METHANEX Annual Report 2008 Management’s Discussion and Analysis

Chile
Our methanol facilities in Chile produced 1.1 million tonnes during 2008 compared with total production capacity of 3.8 million tonnes and we have historically sourced our natural gas supply for these plants from Argentina and Chile. Since June 2007, our natural gas suppliers from Argentina have curtailed all gas supply to our plants in Chile in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports. Since then we have been operating our Chile facilities at significantly reduced rates and this is the primary reason for the decline in production in 2008 compared with 2007. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina. As a result of the Argentinean natural gas supply issues, all of the methanol production at our Chile facilities since June 2007 has been produced with natural gas from Chile.
We believe the solution to the issue of natural gas supply from Argentina is to source all our natural gas requirements from suppliers in Chile. We are pursuing investment opportunities with the state-owned energy company Empresa Nacional del Petroleo (ENAP), GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile and our goal is ultimately to return to operating all four of our plants in Chile.
In November 2007, we announced that we signed an agreement with GeoPark under which we provided $40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. GeoPark has continued to increase deliveries to our plants in Chile and by the end of 2008 approximately 25% of total production at our Chilean facilities was being produced with natural gas from the Fell block. We expect our natural gas supply from GeoPark to increase further over time.
On May 5, 2008, we announced that we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile and to supply natural gas to our production facilities in Chile. Under the arrangement, we expect to contribute approximately $100 million in capital over the next two to three years to fund a 50% participation in the block. The arrangement is subject to approval by the government of Chile, which we expect to receive in the first half of 2009. As at December 31, 2008, we had contributed $42 million of the total expected capital of $100 million for the Dorado Riquelme block. Approximately $33 million has been placed in escrow until final approval from the government is received and approximately $9 million has been paid to fund development and exploration activities. We have been receiving some natural gas deliveries from the Dorado Riquelme block since May 2008 and we expect natural gas supply from this block to increase over time.
We continue to pursue other investment opportunities to help accelerate natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Under the terms of the agreements from the bidding round there are minimum investment commitments. Planning and exploration activities have commenced. On July 16, 2008, we announced that under the international bidding round, the government of Chile awarded the Otway exploration block in southern Chile to a consortium that includes Wintershall, GeoPark, and Methanex. Wintershall and GeoPark each own a 42% interest in the consortium and we own a 16% interest. Exploration work is expected to commence by the end of this year. The minimum exploration investment committed in the Otway block by the consortium for the first phase is $11 million over the next three years.
We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Refer to the Risk Factors and Risk Management – Chile section on page 28 for more information.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 15

Trinidad
Our methanol facilities in Trinidad represent approximately 1.9 million tonnes of competitive cost annual production capacity. During 2008, our Trinidad facilities produced above original nameplate capacity with total production of 2.0 million tonnes compared with 1.8 million tonnes during 2007.
New Zealand
We have positioned our facilities in New Zealand as flexible production assets. In October 2008, we restarted one of our idled 900,000 tonne per year Motunui methanol plants and idled our 530,000 tonne per year Waitara Valley plant. We produced 570,000 tonnes at our facilities in New Zealand in 2008 compared with 435,000 tonnes in 2007. The increase in production in 2008 is due to additional production from the Motunui facility. We have the flexibility to operate the Motunui plant or the Waitara Valley plant or both depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms.
RESULTS OF OPERATIONS

($ millions)	2008	2007
Consolidated statements of income:
Revenue	$2,314	$2,266
Cost of sales and operating expenses	1,947	1,614
Inventory writedown	33	—

Adjusted EBITDA[1]	334	652
Depreciation and amortization	107	112

Operating income[1]	227	540
Interest expense	(38)	(44)
Interest and other income	10	27
Income taxes	(27)	(147)

Net income	$172	$376

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 40 for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.
REVENUE
There are many factors that impact our global and regional revenue levels. The methanol business is a global commodity industry affected by supply and demand fundamentals. Due to the diversity of the end products in which methanol is used, demand for methanol largely depends upon levels of industrial production, the value of energy and changes in general economic conditions, which can vary across the major international methanol markets.
16 METHANEX Annual Report 2008 Management’s Discussion and Analysis

Revenue for 2008 was $2.3 billion which was slightly higher than 2007. Total sales volumes of produced and purchased methanol during 2008 were 5.4 million tonnes compared with 6.0 million tonnes in 2007. The increase in revenue was primarily due to higher methanol pricing in 2008 compared with 2007, which was partially offset by lower sales volumes.
We entered 2008 in a tight methanol market condition due to industry supply constraints as a result of significant planned and unplanned supplier outages in the latter half of 2007. This combined with high global energy prices and healthy demand, resulted in high methanol prices during the first quarter of 2008. As inventories recovered, methanol prices moderated into the second quarter of 2008 and pricing remained relatively stable until the end of the third quarter of 2008. During the fourth quarter of 2008, as a result of the global economic slowdown, methanol prices decreased sharply.
Our average realized price for 2008 was $424 per tonne compared with $375 per tonne in 2007. Our higher average realized price during 2008 increased revenue by $266 million compared with 2007 while lower sales volumes decreased revenue by $218 million.
The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. We publish non-discounted reference prices for each major methanol market and offer discounts to customers based on various factors. Our average non-discounted published reference price for 2008 was $526 per tonne compared with $451 per tonne in 2007. Our average realized price was approximately 19% and 17% lower than our average non-discounted published reference price for 2008 and 2007, respectively.
We have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. In 2008, sales under these contracts represented approximately 23% of our total sales volumes. The difference between our average non-discounted published reference price and our average realized price is expected to narrow during periods of lower pricing.
Distribution of Revenue
The distribution of revenue for 2008 and 2007 is as follows:

($ millions, except where noted)	2008		2007
Canada	$237	10%	$237	10%
United States	737	32%	753	33%
Europe	494	21%	500	22%
Korea	263	11%	259	11%
Japan	131	6%	148	7%
Other Asia	213	9%	142	6%
Latin America	239	10%	227	10%

	$2,314	100%	$2,266	100%

Our revenue distribution for 2008 is relatively comparable to 2007 except for changes in Other Asia. Revenue related to customers in Other Asia increased as a proportion to our total revenue as a result of an increase in sales volumes in China in 2008 compared with 2007.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 17

Adjusted EBITDA
We review our results of operations by analyzing changes in the components of Adjusted EBITDA. The operating results for our production facilities represent a substantial proportion of Adjusted EBITDA and, accordingly, we separately discuss changes in average realized price, sales volumes and total cash costs related to these facilities. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others which we refer to as purchased methanol. Sales of purchased methanol represent a lower proportion of Adjusted EBITDA and, accordingly, the analysis of purchased methanol is discussed on a net margin basis.
2008 Adjusted EBITDA was $334 million compared with $652 million in 2007. The decrease in Adjusted EBITDA of $318 million resulted from changes in the following:

($ millions)	2008 vs. 2007
Methanex-produced methanol:
Average realized price	$118
Sales volumes	(210)
Total cash costs[1]	(73)

(165)
Inventory writedown	(33)
Margin on the sale of purchased methanol	(120)

Decrease in Adjusted EBITDA	$(318)

[1]	Includes cash costs related to methanol produced at our facilities as well as consolidated selling, general and administrative expenses and fixed storage and handling costs.
Average Realized Price
The higher average realized price of Methanex-produced methanol increased Adjusted EBITDA by $118 million. Refer to the Revenue section above on page 16 for more information.
Sales Volumes
Sales volumes of Methanex-produced methanol for the year ended December 31, 2008 were lower by 1.2 million tonnes compared with 2007 primarily as a result of lower production available from Chile (refer to the Production Summary – Chile section on page 15 for more information). Lower sales volumes in 2008 decreased Adjusted EBITDA by $210 million compared with 2007.
Total Cash Costs
Cash costs for Methanex-produced methanol were higher in 2008 compared with 2007 and this decreased Adjusted EBITDA by $73 million. The primary changes in cash costs were as follows:

($ millions)	2008 vs. 2007
Higher natural gas costs and other costs related to higher methanol prices	$70
Higher distribution costs	19
Lower selling, general & administrative and other expenses	(16)

Increase in total cash costs	$73

Higher Natural Gas Costs and Other Costs Related to Higher Methanol Prices
Most of our natural gas supply contracts for our assets in Chile, Trinidad and New Zealand include base and variable price components to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The higher average methanol prices in 2008 increased our natural gas and other costs related to our produced product and this decreased Adjusted EBITDA by approximately $70 million compared with 2007. For additional information regarding our natural gas agreements refer to the Summary of Contractual Obligations and Commercial Commitments section on page 22.
18 METHANEX Annual Report 2008 Management’s Discussion and Analysis

Higher Distribution Costs
The cost to deliver methanol to customers is a significant component of our operating costs. Ocean shipping costs are the most significant component of distribution costs and we have a fleet of ocean-going vessels under long-term time charter that contribute to our objective of cost-effectively delivering methanol to customers. Ocean shipping costs increased by $19 million in 2008 compared with 2007 due to increased fuel costs resulting from higher global energy prices.
Lower Selling, General & Administrative and Other Expenses
Selling, general and administrative and other expenses decreased by $16 million in 2008 compared with 2007 primarily as a result of the impact of the reduction in our share price on stock-based compensation expense. Stock-based compensation expense for deferred, restricted and performance share units is impacted by changes in our share price and these changes are recognized in earnings for the proportion of the service that has been rendered at each reporting date.
Inventory Writedown
We record inventory at lower of cost and estimated net realizable value. The carrying value of inventory, for both produced methanol as well as methanol we purchase from others, will reflect methanol pricing at the time of production or purchase and this will differ from methanol pricing when sold. Methanol prices fell sharply in late 2008 and early 2009 and we recorded a pre-tax charge to earnings of $33 million to write down the carrying value of inventory to estimated net realizable value at December 31, 2008.
Margin on the Sale of Purchased Methanol
A key element of our corporate strategy is Global Leadership and as such we have built a leading market position in each of the major global markets where methanol is sold. We supplement our production with methanol produced by others through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we purchase. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of purchase and resale. In structuring our offtake agreements we look for opportunities that provide synergies with our existing supply chain and market position. Our strong global supply chain position allows us to take advantage of unique opportunities to add value through logistics cost savings and purchase methanol in the lowest cost region. This value is not captured in the net margin on purchased methanol as the logistics cost and other benefits resulting from our purchase decisions are captured in our results from sales of Methanex-produced methanol.
In mid-2007 we lost significant production from our Chile assets due to curtailments of natural gas feedstock from Argentina. In order to meet our customer commitments we increased the level of purchased methanol. We expect that the level of purchasing activity will decrease as production increases from the additional production in New Zealand, the start up of the Egypt plant in 2010 and improved production in Chile.
The increase in the purchasing activities starting in mid-2007 was undertaken in an environment of significantly increasing methanol pricing. As a result, we recorded holding gains on sale of purchased methanol of $39 million during 2007. We entered 2008 in a very high methanol price environment which moderated in the first quarter and remained stable into the second and third quarters of 2008. During the fourth quarter of 2008, as a result of the global financial crisis and the weak global economic environment, methanol pricing declined sharply. As a result of the decline in methanol prices during 2008, we recorded holding losses on sale of purchased methanol of $81 million.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 19

Depreciation and Amortization
Depreciation and amortization expense in 2008 was $107 million compared with $112 million in 2007. The decrease in depreciation and amortization of $5 million is primarily due to lower sales volumes of Methanex-produced methanol inventories in 2008 which includes depreciation charges.
Interest Expense

($ millions)	2008	2007
Interest expense before capitalized interest	$53	$48
Less capitalized interest related to Egypt plant under construction	(15)	(4)

	$38	$44

Interest expense before capitalized interest in 2008 was $53 million compared with $48 million in 2007. In May 2007, we reached financial close and secured limited recourse debt of $530 million for a 1.3 million tonne per year methanol facility in Egypt that we are developing with partners. Interest costs related to this project have been capitalized since that date.
Interest and Other Income
Interest and other income was $11 million in 2008 compared with $27 million in 2007. The decrease in interest and other income of $16 million was primarily due to lower returns on cash balances in 2008 compared with 2007 and the impact of changes in foreign exchange gains and losses.
Income Taxes
The effective tax rate for 2008 was 13%. The effective tax rate for 2007 was 28%. The decrease in the effective tax rate for 2008 compared with 2007 is primarily attributed to the resolution of a tax position during the fourth quarter of 2008 that resulted in a reduction of $27 million to future income tax liabilities.
The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second category tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
For additional information regarding income taxes, refer to note 12 of our 2008 consolidated financial statements.
20 METHANEX Annual Report 2008 Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Highlights

($ millions)	2008	2007
Cash Flows from Operating Activities:
Cash flows from operating activities[1]	$243	$494
Changes in non-cash working capital	82	33

	325	527
Cash Flows from Financing Activities:
Payments for shares repurchased	(150)	(205)
Dividend payments	(57)	(55)
Proceeds on issue of long-term debt	204	132
Equity contribution by non-controlling interest	67	32
Repayment of long-term debt	(15)	(14)
Other, net	(8)	(4)

	41	(114)
Cash Flows from Investing Activities:
Property, plant and equipment	(97)	(76)
Egypt plant under construction	(388)	(202)
Dorado Riquelme investment	(42)	—
Other assets	(26)	(20)
Changes in non-cash working capital related to investing activities	27	18

	(526)	(280)

Increase (decrease) in cash and cash equivalents	(160)	133
Cash and cash equivalents, end of year	$328	$488

[1]	Before changes in non-cash working capital.
Cash Flows from Operating Activities
Cash flows from operating activities before changes in non-cash working capital were $243 million in 2008 compared with $494 million in 2007. The decrease in cash flows from operating activities before changes in non-cash working capital is primarily the result of lower earnings in 2008 compared with 2007.
Cash generated from changes in non-cash working capital related to operating activities is due to a decrease in operating working capital of $82 million for the year ended December 31, 2008 and a decrease of $33 million for the year ended December 31, 2007. The changes in non-cash working capital are primarily driven by the impact of changes in methanol pricing on our non-cash working capital balances, changes in inventory levels and timing of cash payments and collections.
Cash Flows from Financing Activities
Over the past two years we have returned a total of $467 million of cash to shareholders through share repurchases of $355 million and through regular quarterly dividend payments of $112 million.
During 2008, we repurchased a total of 6.5 million common shares under normal course issuer bids at an average price of $23.04 per share, totaling $150 million. During 2007, we repurchased a total of 8.0 million common shares at an average price of $25.45 per share, totaling $205 million.
We increased our regular quarterly dividend by 11% from $0.14 per share per quarter to $0.155 per share per quarter during the second quarter of 2008. Total dividend payments in 2008 were $57 million compared with $55 million in 2007.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 21

In May 2007, we reached financial close and secured limited recourse debt of $530 million for a project to construct a 1.3 million tonne per year methanol facility in Egypt. We own 60% of Egyptian Methanex Methanol Company S.A.E. (EMethanex), which is the company that is developing the project. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During 2008, a total $204 million of this limited recourse debt was drawn for construction activities and to December 31, 2008, $321 million had been drawn under these facilities.
We repaid $15 million in principal on our Atlas and other limited recourse debt facilities in each of 2008 and 2007.
We received proceeds of $4 million and issued 0.2 million common shares on the exercise of stock options during 2008, compared with proceeds of $10 million on the issuance of 0.6 million common shares in 2007.
Cash Flows from Investing Activities
Additions to property, plant and equipment, which include refurbishment costs to restart the Motunui plant in New Zealand, turnarounds, catalyst and other capital expenditures, were $97 million for 2008 compared with $76 million in 2007. In 2008, approximately $70 million was incurred as part of the refurbishment and restart of the Motunui plant in New Zealand and we performed ongoing maintenance at all of our production facilities.
During 2008, total capital expenditures were $388 million for the development and construction of the Egypt project. Refer to the Liquidity and Capitalization section on page 26 for more information.
As previously mentioned, we have an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile. Under the arrangement, we expect to contribute approximately $100 million in capital over the next two to three years and will have a 50% participation in the block. The arrangement is subject to approval by the government of Chile which is expected during the first half of 2009. As at December 31, 2008, we had contributed $42 million of the total expected capital of $100 million for the Dorado Riquelme block.
During 2008, investments in other assets of $26 million primarily related to our agreement to provide $40 million in financing to GeoPark to support and accelerate its natural gas exploration and development activities in the Fell block in southern Chile. During 2008, we funded $26 million under this agreement and this amount was recorded as an addition to other assets. As at December 31, 2008, GeoPark had drawn the full amount of $40 million.
Summary of Contractual Obligations and Commercial Commitments
A summary of the estimated amount and estimated timing of cash flows related to our contractual obligations and commercial commitments as at December 31, 2008 is as follows:

($ millions)	2009	2010-2011	2012-2013	After 2013	TOTAL
Long-term debt repayments	15	60	275	443	$793
Long-term debt interest obligations	46	84	54	63	247
Repayment of other long-term liabilities	7	5	2	33	47
Capital lease obligations	9	18	8	—	35
Natural gas and other	180	335	295	1,646	2,456
Operating lease commitments	134	233	215	546	1,128
Egypt plant under construction	319	46	—	—	365

	710	781	849	2,731	$5,071

22 METHANEX Annual Report 2008 Management’s Discussion and Analysis

The above table does not include costs for planned capital maintenance expenditures, costs for purchased methanol under offtake contracts, or any obligations with original maturities of less than one year. We have supply contracts with Argentinean suppliers for natural gas sourced from Argentina for approximately 60% of capacity (increasing to 80% beginning mid-2009) for our facilities in Chile. These contracts have expiration dates between 2017 and 2025 and represent a total potential future commitment of approximately $1,174 million at December 31, 2008. We have excluded these potential purchase obligations from the table above. Since June 2007, our natural gas suppliers from Argentina have curtailed all gas supply to our plants in Chile in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina. Refer to the Production Summary – Chile section on page 15 for more information.
Long-Term Debt Repayments and Interest Obligations
We have $200 million of unsecured notes that mature in 2012 and $150 million of unsecured notes that mature in 2015. The remaining debt repayments represent the total expected principal repayments relating to the Egypt project debt drawn as of December 31, 2008 and other limited recourse debt facilities, as well as our proportionate share of total expected principal repayments related to the Atlas limited recourse debt facilities. Interest obligations related to variable interest rate long-term debt were estimated using current interest rates in effect at December 31, 2008. For additional information, refer to note 7 of our 2008 consolidated financial statements.
Repayments of Other Long-Term Liabilities
Repayments of other long-term liabilities represent contractual payment dates or, if the timing is not known, we have estimated the timing of repayment based on management’s expectations.
Capital Lease Obligations
We have entered into a capital lease agreement for an ocean-going vessel. The above table includes the future minimum lease payments related to this capital lease. For additional information, refer to note 8(b) of our 2008 consolidated financial statements.
Natural Gas and Other
We have commitments under take-or-pay contracts to purchase annual quantities of natural gas supplies and to pay for transportation capacity related to these supplies. We also have take-or-pay contracts to purchase oxygen and other feedstock requirements. Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are typical in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table represent only the take-or-pay quantity.
Most of the natural gas supply contracts for our facilities in Chile, Trinidad and New Zealand and the natural gas supply contract for the methanol project under construction in Egypt are take-or-pay contracts, denominated in United States dollars and include base and variable price components to reduce our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive at all points in the methanol price cycle and provides gas suppliers with attractive returns. The amounts disclosed in the table for these contracts represent only the base price component.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 23

The natural gas commitments for our Chile facilities included in the above table relate to our natural gas contracts with Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company. These contracts currently represent approximately 40% (decreasing to approximately 20% beginning mid-2009) of the natural gas requirements for our Chile facilities operating at capacity. All but one of these contracts have a base component and variable price component determined with reference to 12-month trailing average published industry methanol prices and have expiration dates that range from 2017 to 2025. The remaining contract, which currently represents approximately 20% of the contracted natural gas supply for our Chile facilities operating at capacity, has a base component and a variable price component determined with reference to our average realized price of methanol for the current calendar year and expires in mid-2009. However, this contract provides that it may be extended for a period of time to enable us to take quantities of make-up gas where ENAP has failed to deliver quantities of gas that it was obligated to deliver during the initial term of the agreement. Over the past several years, ENAP has delivered less than the full amount of natural gas that it was contractually obligated to deliver under all of the above contracts.
During 2007, we reached an arrangement with GeoPark to purchase all natural gas produced by GeoPark from the Fell block in southern Chile for a 10-year period. GeoPark has recently increased natural gas supply to our plants and by the end of 2008 they were supplying us with approximately 25% of our natural gas deliveries for our Chile operations. The pricing under this arrangement has a base component and a variable component determined with reference to a 3-month trailing average of industry methanol prices. We cannot determine the amount of natural gas that will be purchased under this arrangement, and accordingly, no amounts have been included in the above table.
In Trinidad, we also have take-or-pay supply contracts for natural gas, oxygen and other feedstock requirements and these are included in the above table. The variable component of our natural gas contracts in Trinidad is determined with reference to average published industry methanol prices each quarter and the base prices increase over time. The natural gas and oxygen supply contracts for Titan and Atlas expire in 2014 and 2024, respectively.
In New Zealand, we have take-or-pay supply contracts which have a variable pricing component and these are included in the above table. These contracts are with number of suppliers which, together with some spot purchases of natural gas, enable us to continue operating our 900,000 tonne per year Motunui plant until the end of third quarter of 2010.
We have a long-term take-or-pay natural gas supply contract for the methanol project under construction in Egypt that is included in the above table. We expect this facility to begin commercial operations in early 2010. The pricing for natural gas under this contract includes base and variable price components. The variable component of the natural gas contract in Egypt commences mid-2012 and is determined with reference to our average realized price of methanol each quarter. This contract expires 25 years from the start of the commercial operation of the facility.
At December 31, 2008, we have annual methanol purchase commitments under offtake contracts for approximately 500,000 tonnes for 2009, approximately 250,000 tonnes for each of 2010 and 2011, and approximately 125,000 tonnes for 2012. The pricing under these contracts are referenced to industry pricing at the time of purchase, and accordingly, no amounts have been included in the above table.
Operating Lease Commitments
The majority of these commitments relate to time charter vessel agreements with terms of up to 15 years. Time charter vessels typically meet most of our ocean shipping requirements.
Egypt Plant Under Construction
Project under construction includes the estimated total remaining capital expenditures to complete the construction of the 1.3 million tonne methanol facility in Egypt, including capitalized interest related to the project financing and excluding working capital.
24 METHANEX Annual Report 2008 Management’s Discussion and Analysis

Off-Balance Sheet Arrangements
At December 31, 2008, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.
Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. From time to time we enter into derivative financial instruments to limit our exposure to foreign exchange volatility and to variable interest rate volatility and to contribute towards achieving cost structure and revenue targets. Until settled, the fair value of derivative financial instruments will fluctuate based on changes in foreign exchange rates and variable interest rates. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.
The following table provides the carrying value of each of our categories of financial assets and liabilities and the related balance sheet item as at December 31, 2008 and December 31, 2007, respectively:

($ millions)	2008	2007
Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$328	$488
Debt service reserve accounts included in other assets	18	16

Loans and receivables:
Receivables, excluding current portion of GeoPark financing	208	402
Dorado Riquelme investments included in other assets	42	—
GeoPark financing, including current portion	37	14

	$633	$920

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$235	$466
Long-term debt, including current portion	787	597
Capital lease obligation included in other long-term liabilities, including current portion	21	25

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	38	9
Derivative instruments	2	1

	$1,083	$1,098

At December 31, 2008, all of the financial instruments were recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and debt service reserve accounts included in other assets which were recorded at fair value.
The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. We have entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 25

These interest rate swaps had outstanding notional amounts of $231 million as at December 31, 2008. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At December 31, 2008, these interest rate swap contracts had a negative fair value of $38.1 million (December 31, 2007 – negative $8.6 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. We also designate as cash flow hedges forward exchange contracts to sell euro at a fixed US dollar exchange rate. At December 31, 2008, we had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 6.3 million euro in exchange for US dollars and these euro contracts had a nil fair value (December 31, 2007 – fair value of $0.1 million). Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.
At December 31, 2008, our derivative financial instruments that had not been designated as cash flow hedges include forward exchange contracts to purchase $8.9 million New Zealand dollars at an average exchange rate of $0.7022 with a negative fair value of $1.1 million (December 31, 2007 – nil) which is recorded in payables and a floating-for-fixed interest rate swap contract with a negative fair value of $0.6 million (December 31, 2007 – $1.0 million) recorded in other long-term liabilities. For the year ended December 31, 2008, the total change in fair value of these derivative financial instruments was a decrease of $0.7 million, which has been recorded in earnings during the period.
Liquidity and Capitalization
We maintain conservative financial policies and we focus on maintaining our financial strength and flexibility through prudent financial management. Our objectives in managing our liquidity and capital are to safeguard our ability to continue as a going concern, to provide financial capacity and flexibility to meet our strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.
The following table provides information on our liquidity and capitalization position as at December 31, 2008 and December 31, 2007, respectively:

($ millions, except where noted)	2008	2007
Liquidity:
Cash and cash equivalents	$328	$488
Undrawn Egypt limited recourse debt facilities	209	413
Undrawn credit facilities	250	250

Total Liquidity	$788	$1,151

Capitalization:
Unsecured notes	$347	$346
Limited recourse debt facilities, including current portion	441	251

Total debt	787	597
Non-controlling interest	109	41
Shareholders’ equity	1,282	1,335

Total capitalization	$2,178	$1,973

Total debt to capitalization[1]	36%	30%
Net debt to capitalization[2]	25%	7%

[1]	Defined as total debt divided by total capitalization.

[2]	Defined as total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.
26 METHANEX Annual Report 2008 Management’s Discussion and Analysis

We manage our liquidity and capital structure and make adjustments to it in light of changes to economic conditions, the underlying risks inherent in our operations and capital requirements to maintain and grow our business. The strategies we employ include the issue or repayment of general corporate debt, the issue of project debt, the payment of dividends and the repurchase of shares.
We are not subject to any statutory capital requirements and have no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.
We operate in a highly competitive commodity industry and believe that it is appropriate to maintain a conservative balance sheet and retain financial flexibility. This is particularly important in the current uncertain economic environment. We have excellent financial capacity and flexibility. Our cash balance at December 31, 2008 was $328 million and we have $209 million of undrawn capacity on the $530 million Egypt limited recourse debt facilities. Additionally, we have an undrawn credit facility in the amount of $250 million provided by highly rated financial institutions, which expires in mid-2010 and is subject to certain financial covenants including an EBITDA to interest coverage ratio and a debt to capitalization ratio.
We invest cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Planned capital maintenance expenditures directed towards major maintenance, turnarounds and catalyst changes for current operations, are estimated to be approximately $100 million for the period to the end of 2011. Of this amount, approximately $40 million relates to the costs for major maintenance and turnarounds for our Atlas and Titan facilities scheduled for the first half 2009.
We estimate that the total remaining capital expenditures, including capitalized interest related to the project financing and excluding working capital, to complete the construction of the Egypt methanol facility will be approximately $365 million. This includes unpaid capital expenditures recorded in accounts payable at December 31, 2008 of approximately $55 million. These expenditures will be funded from cash generated from operations and cash on hand, cash contributed by the non-controlling shareholders and proceeds from the limited recourse debt facilities. At December 31, 2008, our 60% share of remaining cash equity contributions, including capitalized interest related to the project financing and excluding working capital, is estimated to be approximately $95 million.
As previously mentioned, we have an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile. Under the arrangement, we expect to contribute approximately $100 million in capital over the next two to three years to fund a 50% participation in the block. The arrangement is subject to approval by the government of Chile, which we expect to receive in the first half of 2009. As at December 31, 2008, we had contributed $42 million of the total expected capital of $100 million for the Dorado Riquelme block. In June 2008, we announced that under the international bidding round, the government of Chile awarded the Otway exploration block in southern Chile to a consortium that includes Wintershall, GeoPark, and Methanex. Wintershall and GeoPark each own a 42% interest in the consortium and we own a 16% interest. Exploration work is expected to commence by the end of this year. The minimum exploration investment committed in the Otway block by the consortium for the first phase is $11 million over the next three years.
We believe we are well positioned to meet our financial commitments in this time of economic uncertainty and continue to invest to grow our business.
The credit ratings for our unsecured notes at December 31, 2008 were as follows:

Standard and Poor’s Rating Services	BBB– (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (negative)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 27

RISK FACTORS AND RISK MANAGEMENT
As with any business, we are subject to risks that require prudent risk management. We believe the following risks, in addition to those described under the Critical Accounting Estimates section on page 35, to be among the most important for understanding the issues that face our business and our approach to risk management.
Security of Natural Gas Supply and Price
We use natural gas as the principal feedstock for producing methanol and it accounts for a significant portion of our operating costs. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or we experience interruptions in the supply of contracted natural gas, we could be forced to curtail production or close such plants, which could have an adverse effect on our results of operations and financial condition.
Chile
Although we have long-term natural gas supply contracts in place that entitle us to receive the majority of our total natural gas requirements in Chile from suppliers in Argentina, these suppliers have curtailed all gas supply to our plants in Chile since mid-June 2007 in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports from Argentina. Since then we have been operating our Chile facilities at approximately 30% of total production capacity. We are not aware of any plans by the government of Argentina to remove or significantly decrease this export duty. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina.
We are focused on sourcing additional gas supply for our Chile facilities from suppliers in Chile as discussed in more detail in the Production Summary – Chile section on page 15 of this document. We are pursuing investment opportunities with ENAP, GeoPark and Wintershall to help accelerate natural gas exploration and development in southern Chile. In addition, the government of Chile completed an international bidding round in 2007 to assign natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies.
We cannot provide assurance that we, ENAP, GeoPark, Wintershall or the other bidding round participants will complete all planned expenditures or be successful in the exploration and development of natural gas in Chile or that we would obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
As a result of the Argentinean natural gas supply issues discussed above, all of the methanol production at our Chile facilities since mid-June of 2007 has been produced with natural gas from suppliers in Chile. During 2007 and 2008, ENAP has failed to deliver the contractually agreed quantities of natural gas as a result of ongoing deliverability and production issues. These issues caused methanol production losses of approximately 590,000 tonnes in 2008 and 450,000 tonnes in 2007. We cannot provide assurance that ENAP will not continue to have deliverability and production issues or that the loss of natural gas supply to our plants in Chile as a result of such issues will not be greater than it has been in the past. Such losses could have an adverse effect on our results of operations and financial condition.
Trinidad
Natural gas for our Trinidad methanol production facilities is supplied under long-term contracts with The National Gas Company of Trinidad and Tobago Limited. The contracts for Titan and Atlas expire in 2014 and 2024, respectively. Although Titan and Atlas are located close to other natural gas reserves in Trinidad, which we believe we could access after the expiration of these natural gas supply contracts, we cannot provide assurance that we would be able to secure access to such natural gas under long-term contracts on commercially acceptable terms.
28 METHANEX Annual Report 2008 Management’s Discussion and Analysis

Over the past few years, large industrial natural gas consumers in Trinidad, including Methanex, experienced periodic minor curtailments of natural gas supply due to gas delivery infrastructure and other issues. Methanol production losses due to these curtailments have not been material to date. However, we cannot provide assurance that we will not experience further curtailments due to gas delivery infrastructure or other issues in Trinidad.
New Zealand
During the past few years there has been an increase in natural gas exploration and development activity in New Zealand resulting in an improvement in the outlook for gas supply for our New Zealand facilities over the medium term. In 2008, we entered into natural gas supply agreements with a number of suppliers that enabled us to add close to 400,000 tonnes of additional annual production capacity by starting up our 900,000 tonne Motunui plant and idling our 530,000 tonne Waitara Valley plant. These agreements, together with some spot purchases of natural gas, enable us to continue operating our Motunui plant through until the end of the third quarter of 2010.
The future operation of each of our New Zealand facilities depends on industry supply and demand and the availability of natural gas on commercially acceptable terms. There can be no assurance that the ongoing exploration and development activity in New Zealand will be successful or that we will be able to secure additional gas for our facilities on commercially acceptable terms.
Methanol Price Cyclicality and Methanol Supply and Demand
The methanol business is a highly competitive commodity industry and prices are affected by supply and demand fundamentals and global energy prices. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. New methanol plants are expected to be built and this will increase overall production capacity. Additional methanol supply can also become available in the future by restarting idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase their production capacity. Historically, higher cost plants have been shut down or idled when methanol prices are low but there can be no assurance that this trend will occur in the future. Demand for methanol largely depends upon levels of global industrial production, changes in general economic conditions and energy price.
We are not able to predict future methanol supply and demand balances, market conditions, global economic activity, methanol prices or global energy prices, all of which are affected by numerous factors beyond our control. As mentioned previously, the current global financial crisis and related economic slowdown have added significant risks and uncertainties for our business. As a result of the economic slowdown, we estimate that demand for methanol decreased by approximately 15% from the third quarter to the fourth quarter of 2008 and methanol prices have decreased significantly. If the global situation does not improve, both demand for methanol and methanol prices could decrease further. Since methanol is the only product we produce and market, a decline in the price of methanol would have an adverse effect on our results of operations and financial condition. We also cannot provide assurance that high cost plants would be shut down or idled if the price of methanol were to decline.
Global Financial Crisis and Related Economic Slowdown
The current global financial crisis and related economic slowdown have added significant risks and uncertainties for our business, including risks and uncertainties related to its current and potential impact on global supply and demand for methanol and methanol prices, changes in capital markets and corresponding effects on our investments, our ability to access existing or future credit and increased risk of defaults by customers, suppliers and insurers.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 29

The significant slowdown in the global economy that was seen in the fourth quarter of 2008 has persisted into the first quarter of 2009 and it is uncertain how long the current weak economic environment will last or how severe it may become. These global economic conditions have already materially affected both the global supply and demand for methanol and methanol prices. The degree to which our business is impacted in the future is dependent upon the duration and severity of these economic conditions. The price of methanol could decline materially again and this would have a material adverse effect on our results of operations and financial condition.
Liquidity Risk
We have an undrawn $250 million credit facility that expires in 2010. This facility is provided by highly rated financial institutions and our ability to access this facility is subject to certain financial covenants including an EBITDA to interest coverage ratio and a debt to capitalization ratio. We cannot provide assurance that all of these financial institutions will have the financial ability to honour a draw under the credit facility or that we will be able to meet these financial covenants in the future.
In addition, we have $209 million of undrawn capacity on the $530 million limited recourse debt facilities for the new Egypt facility that we are constructing with partners. We cannot provide assurance that the lenders under this facility will have the financial ability to honour future draws.
If we are unable to draw on the existing facilities described above or if we are unable to access new financing in the future, this could have a material adverse effect on our results of operations, our ability to pursue and complete strategic initiatives, or on our financial condition.
Customer, Supplier and Insurer Credit Risk
In the current economic environment the risk of trade credit losses has increased. Most of our customers are large global or regional petrochemical manufacturers or distributors and a number are highly leveraged. Our largest customer, accounting for approximately 7% of our revenues in 2008, recently filed for protection under chapter 11 of the United States bankruptcy code. While the outstanding receivables from this customer were not material at the time of that filing, it is possible that other customers may seek protection from creditors in the future and our exposure to such customers’ receivables could be greater. Although we monitor our customers’ financial status closely, some customers may not have the financial ability to pay for methanol in the future and this could have an adverse effect on our results of operations and financial condition.
Although none of our major insurers or suppliers have defaulted on any of their obligations to date, the current economic environment has increased the risk that some of our insurers will not be financially capable of honouring future claims and some of our suppliers may not be able to meet future supply commitments, and this could have an adverse effect on our results of operations and financial condition.
Methanol Demand
Demand for Methanol
Changes in environmental, health and safety laws, regulations or requirements could lead to a decrease in methanol demand. The United States Environmental Protection Agency (EPA) is preparing internal reports relating to the human health effects of methanol including its potential carcinogenicity and its final report is expected to be released in the fourth quarter of 2010. Currently, the EPA does not classify methanol with respect to carcinogenicity. We are unable to determine at this time whether the EPA or any other body will reclassify methanol. Any reclassification could reduce future methanol demand which could have an adverse effect on our results of operations and financial condition.
30 METHANEX Annual Report 2008 Management’s Discussion and Analysis

Methanol is a global commodity and customers base their purchasing decisions principally on the delivered price of methanol and reliability of supply. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. Our competitors also include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions.
Demand for Methanol in the Production of Formaldehyde
There are a number of agencies in the United States that are currently conducting studies and tests related to the classification of formaldehyde based on its carcinogenicity, including the National Cancer Institute, the EPA and the United States Department of Health and Human Services. The reports from these agencies will be released over the next few years, with the earliest due from the National Cancer Institute in the first half 2009. In addition, new limits for formaldehyde emitted from composite wood products were implemented in California effective January 1, 2009 and there are proposals in a number of other countries to reclassify formaldehyde based on its carcinogenicity and/ or to reduce permitted formaldehyde exposure levels. We are unable to determine at this time whether the National Cancer Institute, the EPA or the United States Department of Health and Human Services or any other agency in the United States or any other country will reclassify formaldehyde, impose limits on formaldehyde exposure levels or take other similar actions. Any such actions could reduce future methanol demand for use in producing formaldehyde, which could have an adverse effect on our results of operations and financial condition.
Demand for Methanol in the Production of MTBE
In 2008, methanol for the production of MTBE represented approximately 14% of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline to reduce the amount of harmful exhaust emissions from motor vehicles.
Several years ago, environmental concerns and legislative action related to MTBE and other gasoline components leaking into water supplies from underground gasoline storage tanks in the United States led to the phase out of MTBE as a gasoline additive in the United States. We believe that methanol has not been used in the United States in the last two years to make MTBE for use in domestic fuel blending. However, approximately 750,000 tonnes per year of methanol was used in 2008 to produce MTBE in the United States for non-fuel use and for export markets. Demand for methanol for MTBE production in the United States may decline further. The pace of decline of such demand is uncertain and will be determined by various factors, including the export economics of MTBE producers in the United States.
Additionally, the EPA in the United States is preparing an Integrated Risk Information System (IRIS) review of the human health effects of MTBE, including its potential carcinogenicity, and its final report is expected to be released in the third quarter of 2011. The results of this report could also cause demand for MTBE to decline further.
The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk reduction measures relating to storage and handling of MTBE-containing fuel were recommended. However, governmental efforts in some European Union and Latin American countries to promote biofuels and alternative fuels through legislation and/or tax policy are putting competitive pressures on the use of MTBE in gasoline in Europe and Latin America. Several European MTBE production facilities are now producing ethyl tertiary butyl ether (ETBE), which does not contain methanol, to take advantage of such tax incentives.
Although MTBE demand has remained healthy outside of the United States and Europe, we cannot provide assurance that further legislation banning or restricting the use of MTBE or promoting alternatives to MTBE will not be passed or that negative public perceptions won’t develop outside of the United States, either of which would lead to a further decrease in the global demand for methanol for use in MTBE. Declines in demand for methanol for use in MTBE could have an adverse effect on our results of operations and financial condition.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 31

Foreign Operations
We currently have substantial operations and investments outside of North America, including Chile, Trinidad, New Zealand, Egypt, Europe and Asia. We are subject to risks inherent in foreign operations such as: loss of revenue, property and equipment as a result of expropriation, import or export restrictions, nationalization, war, insurrection, terrorism and other political risks, increases in duties, taxes and governmental royalties, renegotiation of contracts with governmental entities, as well as changes in laws or policies or other actions by governments that may adversely affect our operations. In addition, because we derive substantially all of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.
The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean shipping costs and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs and capital expenditures, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro and the Egyptian pound. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in euros and British pounds. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.
Operational Risks
Production Risks
Most of our earnings are derived from the sale of methanol produced at our plants. Our business is subject to the risks of operating methanol production facilities, such as unforeseen equipment breakdowns, interruptions in the supply of natural gas and other feedstocks, power failures, longer than anticipated planned maintenance activities, loss of port facilities, natural disasters or any other event, including unanticipated events beyond our control, which could result in a prolonged shutdown of any of our plants or impede our ability to deliver methanol to our customers. A prolonged plant shutdown at any of our major facilities could have an adverse effect on our results of operations and financial condition.
Purchased Product Price Risk
In addition to the sale of methanol produced at our plants, we also purchase methanol produced by others on the spot market and through offtake contracts in order to meet our customer commitments and support our marketing efforts. Consequently, we have the risk of holdings losses on the resale of this product to the extent that methanol prices decrease from the date of purchase to the date of sale. In mid-2007, we experienced significant reduction to our production levels at our plants in Chile as a result of the natural gas curtailments from Argentina. Accordingly we have increased our purchasing levels of methanol to continue to meet our customer commitments which has increased our exposure to holding losses on sale of purchased methanol. Holding losses could have an adverse effect on our results of operations and financial condition.
32 METHANEX Annual Report 2008 Management’s Discussion and Analysis

Distribution Risks
Excess capacity within our fleet of ocean vessels resulting from a prolonged plant shutdown or other event could also have an adverse effect on our results of operations and financial condition. Due to the significant reduction of production levels at our Chilean facilities since mid-2007, we have had excess shipping capacity that is subject to fixed time charter costs. We have been successful in mitigating these costs by entering into sub-charters and third party backhaul arrangements. The current global financial crisis and related economic slowdown may make it more difficult to mitigate these costs by entering into subcharters and third party backhaul arrangements. If we are unable to mitigate these costs in the future, or if we suffer any other disruptions in our distribution system, this could have an adverse effect on our results of operations and financial condition.
Insurance Risks
Although we maintain operational and construction insurances, including business interruption insurance and delayed start up insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.
Egypt Plant Under Construction
We are currently constructing a 1.3 million tonne per year methanol facility with partners in Egypt. While we believe that our estimates of project costs and anticipated completion for the Egyptian project are reasonable, we cannot provide any assurance that the cost estimates will not be exceeded or that the facility will commence commercial production within the anticipated schedule, if at all.
New Capital Projects
As part of our strategy to strengthen our position as the global leader in the production and marketing of methanol, we intend to continue to pursue new opportunities to enhance our strategic position in the methanol industry. Our ability to successfully identify, develop and complete new capital projects is subject to a number of risks, including finding and selecting favourable locations for new facilities where sufficient natural gas and other feedstock is available through long-term contracts with acceptable commercial terms, obtaining project or other financing on satisfactory terms, developing and not exceeding acceptable project cost estimates, constructing and completing the projects within the contemplated schedules and other risks commonly associated with the design, construction and start up of large complex industrial projects. We cannot provide assurance that we will be able to identify or develop new methanol projects.
Environmental Regulation
The countries in which we operate have laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with any of these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. These laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts that complied with applicable laws at the time such acts were performed. The operation of chemical manufacturing plants and the distribution of methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur material costs or liabilities.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 33

Carbon dioxide is a significant by-product from the methanol production process. We manufacture methanol in Chile, Trinidad and New Zealand and we are constructing a new facility in Egypt with partners. All of these countries have signed and ratified the Kyoto Protocol. Under the Kyoto Protocol, we are not currently required to reduce Greenhouse Gases (GHGs) in the developing nations of Chile, Trinidad and Egypt. However, as a developed nation, New Zealand does have obligations related to GHG emissions reduction under the Kyoto Protocol. In this regard, New Zealand passed legislation related to an Emission Trading Scheme (ETS) in the third quarter of 2008 as part of its commitment under the Kyoto Protocol. However, as a result of a recent change of government, New Zealand is currently in the process of reviewing this legislation and its implementation. As currently proposed, the ETS would apply to us, but would not have an impact until 2010. Based upon our knowledge of the currently proposed ETS, we believe that it will not have a material impact on our business. However, given the uncertainty of the results of the review of the ETS by the government of New Zealand, we cannot provide assurance that the ETS in its final form will not have an adverse effect on our results of operations and financial condition.
OUTLOOK
Methanol is a global chemical commodity and our earnings are significantly affected by fluctuations in the methanol price, which is directly impacted by the balance of methanol supply and demand. Demand for methanol is driven primarily by levels of industrial production, energy prices and the strength of the global economy.
In the first three quarters of 2008, global methanol demand was healthy, underpinned by high energy prices and healthy industrial production growth, particularly in China. During this same period in 2008, there were numerous smaller scale capacity additions in China representing approximately 5.8 million tonnes per year and one major capacity addition outside of China – a 1.7 million tonne per year facility in Saudi Arabia.
Into the fourth quarter of 2008, the significant slowdown in the global economy led to a major reduction in global demand for methanol. Overall, we estimate global methanol demand declined about 15% during the fourth quarter versus the third quarter of 2008 and we currently estimate global demand to be approximately 35 million tonnes on an annualized basis. Demand for traditional methanol derivatives used in chemical applications (which make up approximately 70% of global methanol demand) was impacted more significantly, while demand for methanol into energy related derivatives remained relatively stable. For the year, global methanol demand in 2008 was approximately 40 million tonnes, which was about the same as global demand in 2007.
In reaction to the decrease in demand during the fourth quarter of 2008, we estimate that as much as 7 million tonnes of annual high cost capacity shut down or operated at lower rates, particularly in China and in other regions such as Russia and Eastern Europe. There was a significant decrease in spot and contract methanol pricing during the fourth quarter of 2008 and in the first quarter of 2009. As we entered the fourth quarter of 2008, our average non-discounted price across all of the major regions was approximately $450 per tonne and in January 2009 the comparable non-discounted price declined to $220 per tonne.
Over the two-year period to the end of 2010, excluding the 1.7 million tonne plant in Malaysia which is in the process of starting up, it is expected that new capacity and expansions will add approximately 5.3 million tonnes of capacity to the global industry outside of China including the 1.3 million tonne plant we are constructing in Egypt with partners. We believe that this new capacity could be offset by demand growth outside of China, import growth into China and closures of high cost capacity in the industry.
34 METHANEX Annual Report 2008 Management’s Discussion and Analysis

There are significant capacity additions planned in China over the next few years. However, the Chinese methanol industry has historically operated at low rates and there has been increasing pressure on its cost structure as a result of escalating feedstock costs for both coal and natural gas based producers, and the cost for Chinese producers to export has escalated as a result of reduced fiscal incentives and an appreciating local currency. While the recent decline in global energy prices has put some downward pressure on feedstock costs in China, many Chinese producers continue to have high cost structures. At the end of 2008, as a result of the declining methanol price environment, we estimate about 6 million tonnes of annualized methanol production in China shut down and net imports into China increased by approximately 3 million tonnes on an annualized basis. In addition, the majority of the methanol produced in China is coal-based which is typically lower quality and often not suitable for many international customers. In a higher global energy price environment, we believe that methanol demand in China will grow at high rates and that this will more than offset increases of domestic production in China and imports of methanol into China will increase over time.
There is currently significant uncertainty caused by the global economic slowdown and its impact on our business. The significant slowdown in the global economy that was seen in the fourth quarter of 2008 has persisted into 2009 and it is uncertain how long the current weak economic environment will last or how severe it may become. These global economic conditions materially affect both the supply and demand for methanol and the methanol price. The degree to which our business is impacted is dependent upon the duration and severity of these economic conditions.
The methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and competitive cost position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.
CRITICAL ACCOUNTING ESTIMATES
We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. See note 1 to our 2008 consolidated financial statements for our significant accounting policies.
Property, Plant and Equipment
Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2008, the net book value of our property, plant and equipment was $1,924 million. We estimate the useful lives of property, plant and equipment and this is used as the basis for recording depreciation and amortization. Recoverability of property, plant and equipment is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. An impairment charge is recognized in cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset. The impairment charge is equal to the amount by which the net book value of the asset exceeds its fair value. Fair value is based on quoted market values, if available, or alternatively using discounted expected future cash flows.
There are a number of uncertainties inherent in estimating future net cash flows to be generated by our production facilities. These include, among other things, assumptions regarding future supply and demand, methanol pricing, availability and pricing of natural gas supply, and production and distribution costs. Changes in these assumptions will impact our estimates of future cash flows and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. As at December 31, 2008, we performed asset impairment analysis for certain of our production assets and determined that an impairment charge was not required.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 35

Asset Retirement Obligations
We record asset retirement obligations at fair value when incurred for those sites where a reasonable estimate of the fair value can be determined. At December 31, 2008, we have accrued $12 million for asset retirement obligations. Inherent uncertainties exist because the restoration activities will take place in the future and there may be changes in governmental and environmental regulations and changes in removal technology and costs. It is difficult to estimate the future costs of these activities as our estimate of fair value is based on today’s regulations and technology. Because of uncertainties related to estimating the cost and timing of future site restoration activities, future costs could differ materially from the amounts estimated.
Income Taxes
Future income tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance on future tax assets, when appropriate, to reflect the uncertainty of realization of future tax benefits. In determining the appropriate valuation allowance, certain judgments are made relating to the level of expected future taxable income and to available tax planning strategies and their impact on the use of existing loss carryforwards and other income tax deductions. In making this analysis, we consider historical profitability and volatility to assess whether we believe it to be more likely than not that the existing loss carryforwards and other income tax deductions will be used to offset future taxable income otherwise calculated. Our management routinely reviews these judgments. At December 31, 2008, we had future income tax assets of $201 million that are substantially offset by a valuation allowance of $137 million. The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, our results of operations and financial position could be materially impacted.
Inventories
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The cost of our inventory, for both produced methanol as well as methanol we purchase from others, is impacted by the methanol prices at the time of production or purchase. The net realizable value of inventories will depend on methanol prices when sold. Inherent uncertainties exist in estimating future methanol prices and therefore the net realizable value of our inventory. Methanol prices are influenced by supply and demand fundamentals, industrial production, energy prices and the strength of the global economy.
During the fourth quarter of 2008, as a result of the slowdown in the global economy, there was a major reduction in methanol demand. This led to a sharp decline in methanol pricing in late 2008 and early 2009 and we recorded a pre-tax charge to earnings of $33 million to write down the carrying value of inventory to estimated net realizable value at December 31, 2008. Because of inherent uncertainties related to estimating future methanol prices as described above, net realizable value for our inventories could differ materially from the amount estimated.
Accounts Receivable and Allowance for Doubtful Accounts
We provide credit to our customers in the normal course of business. We perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. We record an allowance for doubtful accounts or write down the receivable to estimated net realizeable value if not collectible in full. As at December 31, 2008, we have approximately $142 million in trade accounts receivable, and we believe that we have adequately provided for any credit losses. Historically credit losses have been within the range of management’s expectations. However, in the current difficult economic environment, the risk of trade credit losses has increased and because of uncertainties in estimated future credit losses, credit losses on trade receivables could be materially different from amounts estimated.
36 METHANEX Annual Report 2008 Management’s Discussion and Analysis

Derivative Financial Instruments
From time to time we enter into derivative financial instruments to limit our exposure to foreign exchange volatility and to variable interest rate volatility and to contribute towards achieving cost structure and revenue targets. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these products, the degree of judgment required to appropriately value these products and the potential impact of such valuation on our financial statements. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designed as cash flow hedges, in which changes in fair value are recorded in other comprehensive income. At December 31, 2008, the fair value of our derivative financial instruments used to limit our exposure to foreign exchange volatility and to variable interest rate volatility approximates their carrying value of negative $39.9 million. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in foreign exchange rates and variable interest rates, which have been volatile in the current economic environment.
NEW CANADIAN ACCOUNTING STANDARDS ADOPTED IN 2008
Inventories
On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The adoption of this standard has had no impact on the Company’s measurement of inventory at January 1, 2008.
Capital Disclosures
On January 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed.
Financial Instruments – Disclosure and Presentation
On January 1, 2008, the Company adopted the CICA Handbook Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation. These sections revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.
Credit Risk and the Fair Value of Financial Assets and Liabilities
For the year ended December 31, 2008, the Company adopted the new recommendations of the CICA Emerging Issues Committee as described in Abstract 173, Credit Risk and the Fair Value of Financial Assets and Liabilities. This Abstract clarifies that the Company must consider its own credit risk and the credit risk of a counterparty in the determination of the fair value.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 37

ANTICIPATED CHANGES TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard, replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. This Section became effective for the Company beginning January 1, 2009. The impact of the retroactive adoption of this standard on our consolidated financial statements at January 1, 2009 is expected to be approximately $13 million recorded as a reduction to opening retained earnings and property, plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard.
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.
As a result of the IFRS transition, changes in accounting policies are likely and may materially impact our consolidated financial statements. The IASB will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.
We have established a working team to manage the transition to IFRS. Additionally, we have established an IFRS steering committee to monitor progress and review and approve recommendations from the working team for the transition to IFRS. The working team provides regular updates to the IFRS steering committee and to Audit, Finance & Risk Committee of the Board.
We have developed a plan to convert our consolidated financial statements to IFRS at the changeover date of January 1, 2011 with comparative financial results for 2010. The IFRS transition plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, and control activities. A summary status of the key elements of the changeover plan is as follows:
Accounting policies and implementation decisions
•	Key activities:
•	Identification of differences in Canadian GAAP and IFRS accounting policies

•	Selection of ongoing IFRS policies

•	Selection of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) choices

•	Development of financial statement format

•	Quantification of effects of change in initial IFRS 1 disclosures and 2010 financial statements
•	Status:
•	We have identified differences between accounting policies under Canadian GAAP and accounting policy choices under IFRS, both on an ongoing basis and with respect to certain choices available on conversion, in accordance with IFRS 1

•	We will progress towards the selection of IFRS accounting policies and the quantification of identified differences throughout 2009 and 2010
38 METHANEX Annual Report 2008 Management’s Discussion and Analysis

Infrastructure: Financial reporting expertise
•	Key activities:
•	Development of IFRS expertise
•	Status:
•	We have provided training for key employees. Additional training for key employees, management, the Board, and other stakeholders will be ongoing throughout the convergence period
Infrastructure: Information technology and data systems
•	Key activities:
•	Identification of system requirements and development of system solutions for the convergence and post-convergence periods
•	Status:
•	We are in the process of identifying system requirements for the convergence and post-convergence periods
Business activities: Financial covenants
•	Key activities:
•	Identification of impact on financial covenants and financing relationships

•	Completion of any required renegotiations/changes
•	Status:
•	We have compiled a register of all financing relationships and have begun analyzing the implications of IFRS on our financial covenant requirements
Business activities: Compensation arrangements
•	Key activities:
•	Identification of impact on compensation arrangements

•	Assessment and implementation of required changes
•	Status:
•	We are in the process of identifying compensation policies that rely on indicators derived from the financial statements
Control activities: Internal control over financial reporting
•	Key activities:
•	For all accounting policy changes identified, assessment of Internal Controls over Financial Reporting (“ICFR”) design and effectiveness implications

•	Implementation of appropriate changes
•	Status:
•	We are analyzing any issues with respect to ICFR in conjunction with our review of IFRS accounting policies
Management’s Discussion and Analysis Annual Report 2008 METHANEX 39

Control activities: Disclosure controls and procedures
•	Key activities:
•	For all accounting policy changes identified, assessment of Disclosure Controls and Procedures (“DC&P”) design and effectiveness implications

•	Implementation of appropriate changes
•	Status:
•	We are in the process of analyzing any issues with respect to DC&P

•	We have begun providing IFRS project updates in quarterly and annual disclosure documents
We will continue to provide updates on the status of key activities for this convergence project in our quarterly and annual Management’s Discussion and Analysis throughout the convergence period to January 1, 2011.
SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian GAAP, we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of our ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to help readers determine our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, stock-based compensation expense and other non-cash items net of cash payments, interest expense, interest and other income, and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

($ millions)	2008	2007
Cash flows from operating activities	$325	$527
Add (deduct):
Changes in non-cash working capital	(82)	(33)
Other cash payments	3	16
Stock-based compensation expense	(3)	(22)
Other non-cash items	(3)	(14)
Interest expense	38	44
Interest and other income	(10)	(27)
Income taxes – current	66	161

Adjusted EBITDA	$334	$652

40 METHANEX Annual Report 2008 Management’s Discussion and Analysis

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statement of income and consolidated statement of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended
($ millions, except where noted)	Dec 31	Sep 30	Jun 30	Mar 31
2008
Revenue	$408	$570	$600	$736
Net income (loss)	(3)	71	39	65
Basic net income (loss) per share	(0.03)	0.76	0.41	0.67
Diluted net income (loss) per share	(0.03)	0.75	0.41	0.67

2007
Revenue	$731	$395	$466	$674
Net income	172	23	36	145
Basic net income per share	1.74	0.24	0.35	1.38
Diluted net income per share	1.72	0.24	0.35	1.37
A discussion and analysis of our results for the fourth quarter of 2008 is set out in our fourth quarter of 2008 Management’s Discussion and Analysis filed with Canadian Securities Administrators and the U.S. Securities and Exchange Commission and incorporated herein by reference.
SELECTED ANNUAL INFORMATION

($ millions, except where noted)	2008	2007
Revenue	$2,314	$2,266
Net income	172	376
Basic net income per share	1.82	3.69
Diluted net income per share	1.82	3.68
Cash dividends declared per share	0.605	0.545
Total assets	2,818	2,870
Total long-term financial liabilities	869	656
Management’s Discussion and Analysis Annual Report 2008 METHANEX 41

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at December 31, 2008, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded our disclosure controls and procedures are effective.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.
KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008. The attestation report is included on page 46 of our consolidated financial statements.
Changes in Internal Control over Financial Reporting
There have been no changes during the year ended December 31, 2008 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.
42 METHANEX Annual Report 2008 Management’s Discussion and Analysis

FORWARD-LOOKING STATEMENTS
This 2008 Management’s Discussion and Analysis contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including the on-time and on-budget completion of a new methanol plant that we are developing with partners in Egypt, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries, fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses, the price of oil, the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in this 2008 Management’s Discussion and Analysis. In addition to the foregoing risk factors, the current global financial crisis and weak economic environment has added additional risks and uncertainties including changes in capital markets and corresponding effects on the Company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
Management’s Discussion and Analysis Annual Report 2008 METHANEX 43